King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

June 2, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Erin Martin

Re:    Americold Realty Trust
Form 10-K for the fiscal year ended December 31, 2020
Filed March 1, 2021
File No. 001-34723
Dear Mr. Esquivel:
On behalf of our client, Americold Realty Trust, we are submitting this letter in response to a letter dated May 25, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Form 10-K of Americold Realty Trust (the “Registrant”) for the year ended December 31, 2020 filed with the SEC on March 1, 2021. We have carefully considered the Staff’s comments and our responses are set forth below. For your convenience, this letter sets forth in italics the each of the Staff’s comments before the response is given.
Form 10-K for the year ended December 31, 2020
Item 9A. Controls and Procedures, page 109
1.Please amend your filing to include your conclusion on the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

In response to the Staff’s comment, the Registrant has amended its filing (such filing, the “Form 10-K/A”) to include management’s conclusion on the effectiveness of the Registrant’s disclosure controls and procedures.

Securities and Exchange Commission
June 2, 2021

Item 15. Exhibits, Financial Statements and Schedules, page 115

2.Please tell us how you complied with Item 601(b)(22) of Regulation S-K, or tells us how you determined it was not necessary to include Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

The Registrant respectfully acknowledges the Staff’s comment. Neither the Registrant, nor any of its subsidiaries, has issued any registered debt securities. However, the Registrant and Americold Realty Operating Partnership, L.P., a subsidiary of the Registrant (the “Operating Partnership”), have filed a registration statement on Form S-3ASR (File No. 333-2347704) (the “Form S-3”) registering, among other securities, an indeterminate amount debt securities of the Operating Partnership, which will be fully and unconditionally guaranteed by the Registrant. In response to the Staff’s comment, the Registrant has included Exhibit 22 in the Form 10-K/A, noting that the Operating Partnership may issue debt securities under the Form S-3 that are fully and unconditionally guaranteed by the Registrant.

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Securities and Exchange Commission
June 2, 2021

If we can be of any assistance in explaining this response, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).
Very truly yours,
/s/ C. Spencer Johnson, III
C. Spencer Johnson, III
cc:    Shannon Menjivar
(Securities and Exchange Commission)

Fred Boehler
Marc Smernoff
Jim Snyder
Tom Novosel
(Americold Realty Trust)